DAVIS POLK & WARDWELL
450 Lexington Avenue
New York, NY 10017

212 450 4336
peter.douglas@dpw.com

September 8, 2004

Chris B. Edwards, Esq.
Attorney-Advisor
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Quilmes Industrial (Quinsa), S.A.
Schedule TO-I Filed August 18, 2004
File No. 5-56691

Dear Mr. Edwards:

     On behalf of Quilmes Industrial (Quinsa), S.A. (“Quinsa”), set forth below are Quinsa’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 1, 2004 relating to the above-referenced filing. The comments of the Staff are reproduced in bold type below, and are followed in each case by the response of Quinsa. All changes referred to herein are reflected in the revised Amendment No. 1 to Quinsa’s Schedule TO (“Amendment No. 1”), as filed with the Commission today.

Schedule TO

Item 10. Financial Statements

1.	We reissue comment 1 in part. Quilmes should revise the filing as follows:

•	to highlight the fact that the description of the differences between the GAAP used and U.S. GAAP were disclosed in Quilmes’ most recent Form 20-F;

Chris B. Edwards, Esq.	September 8, 2004

•	to describe the nature of any material new reconciling items not appearing in the most recent Form 20-F; and
•	to disclose the effect of applying any new U.S. accounting standards, quantifying those effects to the extent practicable.

In addition, we note that Quilmes has not identified the GAAP used to prepare the financial statements disclosed in its Form 6-K, nor has the company identified the differences between that GAAP and U.S. GAAP. Be certain to provide this disclosure in future filings on Form 6-K.

     In response to the Staff’s comments in the first bullet point of comment 1, we have amended Quinsa’s Offer to Purchase dated August 18, 2004 (the “Offer to Purchase”). Please see amendment (12) of Amendment No. 1.

     In response to the Staff’s comments in the second bullet point of comment 1, Quilmes confirms that there are no new material items in the financial information disclosed in the Offer to Purchase that are of a type that does not appear in the reconciliation of its most recent filing on Form 20-F.

     In response to the Staff’s comments in the third bullet point of comment 1, Quilmes is not aware of any new U.S. accounting standards that would have a material effect on reconciliation of the financial information disclosed in the Offer to Purchase.

     Quinsa notes the Staff’s comment concerning future filings on Form 6-K.

Offer to Purchase

Summary Term Sheet

2.	We note that AmBev expected the AmBev-Interbrew Transaction to be completed by August 2004 and that BAC may determine whether to exercise its exchange option and, as a result, take control of your company, prior to the end of the offer. Revise the summary term sheet to update this information.

     The Offer to Purchase has been amended in response to the Staff’s comments. Please see amendments (2), (13), (14) and (15) of Amendment No. 1.

3.	It appears that you should revise the offer to disclose the condition discussed in the last paragraph of your response to comment 3.

     The Offer to Purchase has been amended in response to the Staff’s comments. Please see amendments (3), (5) and (10) of Amendment No. 1.

Chris B. Edwards, Esq.	September 8, 2004

Conditions of the Offer, page 24

4.	We note your response to comment 5. Confirm that Quinsa will not rely on the language cited in our comment to tacitly waive a condition of the offer by failing to assert the condition, or revise the offer to eliminate the phrase “makes it inadvisable.” Conditions must be stated with sufficient specificity to allow shareholders to objectively verify whether the conditions have been satisfied.

     We note the Staff’s comment. We believe that the conditions are stated with sufficient specificity to allow shareholders to objectively verify whether the conditions have been satisfied. Nevertheless, Quinsa confirms that (i) if a condition set forth in Section 6 of the Offer to Purchase (Conditions of the Offer) is triggered and (ii) Quinsa’s Board of Directors makes a definitive determination not to invoke such condition and proceed with the offer, then Quinsa will publicly announce such determination.

5.	We reissue comment 6. You have not made any changes to paragraphs (1) and (2) in response to the comment.

     We believe that we have complied with the Staff’s comment 6 contained in the Staff’s letter dated August 24, 2004. Specifically, the words “materially and adversely affect our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or” have been removed from condition (2)(iii).

6.	We reissue comment 7 in full. Please revise the conditions section in accord with each bullet point in our prior comment. In this regard, please note that the elimination of the word “contemplated” does not clarify the “future conduct” to which you refer. Also, note that you may provide a cross-reference to disclosure of the countries where Quinsa does business and their territories.

     In response to the Staff’s comment in the first bullet point of comment 7 contained in the Staff’s letter dated August 24, 2004, we have amended conditions (1) and (2) to delete the words “the contemplated future conduct of”. Please see amendments (1) and (6) of Amendment No. 1.

     The Offer to Purchase has been amended in response to the Staff’s comments in the second bullet point of comment 7 contained in the Staff’s letter dated August 24, 2004. Specifically, a cross-reference to Quinsa’s Form 20-F has been added to condition 3(ii). Please see amendment (7) of Amendment No. 1.

Chris B. Edwards, Esq.	September 8, 2004

     The Offer to Purchase has been amended in response to the Staff’s comment in the third bullet point of comment 7 contained in the Staff’s letter dated August 24, 2004. Specifically, we have added the words “that could, in our reasonable judgment, have a material adverse effect on our and our subsidiaries’ business, condition (financial or otherwise), assets, income, operations or prospects, taken as a whole,” at the end of condition 3(iii). Please see amendment (7) of Amendment No. 1.

     The Offer to Purchase has been amended in response to the Staff’s comment in the fourth bullet point of comment 7 contained in the Staff’s letter dated August 24, 2004. Please see amendment (8) of Amendment No. 1.

     Please contact the undersigned at 212-450-4336 if you have any further questions or would like to discuss any aspect of this letter. Thank you for your assistance.

Very truly yours,

/s/ Peter R. Douglas

Peter R. Douglas

cc:	Francis Cressall
Quilmes Industrial (Quinsa), S.A.

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